SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

Commission file no. 1-3295

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.
The Chrysler Building
405 Lexington Avenue
New York, New York, 10174-1901

Independents Auditors' Report

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Minerals Technologies Inc. Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

                                                                                    ; KPMG LLP

New York, New York
May 23, 2000

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statement of Net Assets Available for Plan Benefits (in thousands)

December 31,
	1999	1998
Investments, at fair value:
In securities of participating employer....................................	$ 22,808	$ 21,651
In securities of unaffiliated issuers:
Common stock..............................................................	105,991	150,018
Commingled funds.........................................................	79,873	67,831
In other than securities:
Loans receivable from participants................................	2,981	3,229
	211,653	242,729

Contributions receivable.......................................................	365	259
Dividends and interest receivable..........................................	110	105
Cash and cash equivalents....................................................	1,737	1,340

Net assets available for plan benefits..............................	$ 213,865	$ 244,433

The accompanying notes are an integral part of these financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statement of Changes in Net Assets Available for Plan Benefits (in thousands)
	Year Ended December 31,
	1999	1998
Investment (loss) income:
Dividends...... ...............................................................................	$ 1,088	$ 1,141
Interest....... ..................................................................................	1,782	1,382
Net (depreciation) appreciation in fair value of investments ............	(22,617)	73,553
Investment (loss) income....................................................	(19,747)	76,076
Contributions:
Employer....... ...............................................................................	3,001	2,907
Participants... ................................................................................	6,757	6,229

Benefits paid to participants........................................................................	(20,565)	(29,875)
Administrative expenses..............................................................................	(14)	(23)

Net (decrease) increase in plan benefits..........................	(30,568)	55,314

Net assets available for plan benefits at beginning of year.............................	244,433	189,119

Net assets available for plan benefits at end of year......................................	$ 213,865	$ 244,433

The accompanying notes are an integral part of these financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(1)      Summary Plan Description

General

The Minerals Technologies Inc. Savings and Investment Plan (the "Plan"), a defined contribution plan, was adopted by Minerals Technologies Inc. (the "Company") in connection with the initial public offering of the Company's common stock, completed on October 30, 1992.

On April 22, 1999, the Plan was amended to allow employees to become eligible to participate in the Plan on the date of their employment. Prior to such amendment, employees became eligible to participate in the Plan beginning January 1 coincident with or following their first day of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each participant may elect to contribute between 2% and 15% of his or her eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis or on a combined basis. Employee contributions of up to 2% of compensation are matched 100% by the Company and the next 4% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. The Company's matching contributions are invested solely in the Company's common stock. Contributions due from the Company amounted to $116,000 and $84,000 at December 31, 1999 and 1998, respectively.

The Tax Reform Act of 1986 limited the maximum annual amount a participant could contribute on a before-tax basis to $7,000, indexed for inflation. The maximum before-tax contribution was $10,000 for 1999 and 1998. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are fully vested in the entire value of their accounts at the time of contribution.

Investment Options

Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options:

Fixed Income Fund: This fund is invested in a combination of high-quality investment contracts with one or more insurance companies and short-term investments. The investment contracts are guaranteed by the issuing insurance company to pay a fixed or variable rate of return over the life of the contract. The rate of return of the fund is the blended rate of return of all of the investment contracts.

Balanced Growth Fund: This fund is invested in stocks, bonds and cash equivalents. Approximately 50% of the fund is invested in common stocks of U.S. companies, 40% in fixed income securities, and 10% in international equities.

S & P 500 Index Fund: This fund is designed to match the risk and return of the Standard & Poor's 500 Index, a broadly-based average of the U.S. equity market.

Matrix Equity Fund: This fund is invested in a broad range of diversified common stocks.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

MTI Common Stock Fund: This fund invests in the Company's common stock. All Company matching contributions are invested in this fund.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc. The fund holds contributions to the Pfizer Common Stock Fund which were transferred from Pfizer Inc when the Plan was activated. No new contributions can be made to this fund.

International Fund: This fund invests in a broad range of international stocks traded in public markets.

Mutual Fund Window: This fund invests in a variety of publicly available mutual funds.

The investments of the Plan are maintained in a trust (the "Trust") by State Street Bank and Trust Company. The Trust was established on December 30, 1992. The Trust agreement provides that any portion of any funds may, pending its permanent investment or distribution, be invested in short-term investments.

Participant Loans

Participants may borrow from their accounts an amount up to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

The loans are secured by the balance in the participant's account and bear interest at rates that range from 6 percent to 10 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. At December 31, 1999, there were 452 individual loans outstanding, carrying an average interest rate of 9.28%, with maturities through the year 2014.

Withdrawals

Participants in the Plan may make full or partial withdrawal of funds subject to the provisions of the Plan.

Termination

Although it has not expressed any intent to do so, under the Plan, the Company has the right to terminate the Plan by action of the Company's Board of Directors.

Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(2)      Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in the Fixed Income Fund are valued at cost plus reinvested interest. Short-term investments are recorded at cost, which approximates fair value. The Balanced Growth Fund, S & P 500 Index Fund, Matrix Equity Fund, MTI Common Stock Fund, Pfizer Common Stock Fund, International Fund and Mutual Fund Window are stated at market value based on quoted market values and are valued in units of each fund. The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund.

Purchases and sales of securities are recorded on a trade date basis. Gains and losses on the sales of securities in each fund are determined based on the average cost of all equivalent securities. Unrealized appreciation (depreciation) reflects changes in fair value from the beginning of the year or cost at date of purchase, whichever is later.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on an accrual basis.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, contributions receivable and dividends and interest receivable approximate fair value because of the short maturities of those instruments. Loans receivable from participants approximate fair value because they earn interest based upon market rates.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 effective for the plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been presented to conform with the 1999 presentation.

(3)      Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:
(in thousands)	December 31,
	1999	1998
Fixed Income Fund, 20,133 and 19,566 units, respectively	$ 20,133	$ 19,566

S&P 500 Index Fund, 106 and 96 units, respectively	$ 26,367	$ 19,735

Matrix Equity Fund, 983 and 1,008 units, respectively	$ 20,922	$ 18,724

MTI Common Stock Fund,* 569 and 529 units, respectively	$ 22,808	$ 21,651

Pfizer Common Stock Fund,* 3,268 and 3,588 units, respectively	$105,991	$150,018

*Non-participant-directed

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

For the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) (depreciated) appreciated in value by $(22,617) and $73,553, respectively, as follows:

(in thousands)	Year Ended December 31,
	1999	1998
Balanced Growth Fund................................................	$ 652	$ 918
S&P 500 Index Fund...................................................	4,441	4,273
Matrix Equity Fund......................................................	2,687	3,433
MTI Common Stock Fund...........................................	(552)	(2,256)
Pfizer Common Stock Fund.........................................	(30,613)	67,150
International Fund........................................................	150	9
Mutual Fund Window..................................................	618	26

Total................................................................	$ (22,617)	$ 73,553

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,
	1999	1998
Net assets:
MTI Common Stock Fund.................................	$ 23,547	$ 21,994
Pfizer Common Stock Fund................................	107,053	151,068
	$ 130,600	$ 173,062

	Year Ended December 31,
	1999	1998
Changes in net assets:
Dividends........................................................	$ 1,088	$ 1,072
Interest............................................................	91	72
Net (depreciation) appreciation in fair value of investments..............................................	(31,165)	64,894
Employer contributions....................................	3,001	2,907
Participants' contributions...............................	893	946
Withdrawals....................................................	(14,887)	(20,754)
Administrative expenses...................................	(5)	(7)
Transfers to participant-directed investments....	(1,478)	(4,701)

Increase (decrease) in net assets.......	$ (42,462)	$ 44,429

(4)      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1997 that the Plan and the Trust established thereunder are qualified and tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (the "IRC"). Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)      Administrative Costs

The Company pays all costs of administering the Plan except for the fees of the investment advisor, if any, for each fund, which are charged to the respective funds. However, participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

(6)      Related Party Transactions

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(7)     Reconciliation to Form 5500

At December 31, 1999, $320,000 was allocated to participants who had withdrawn from the Plan but had not yet been paid. These amounts are reflected as part of the assets of the Plan at December 31, 1999 for purposes of this report but are shown as liabilities for purposes of the Form 5500. There were no participants who had withdrawn from the Plan and not been paid at December 31, 1998.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1999
(in thousands)

Name of Issuer and Title of Issue	Description of Interest	Cost	Fair Value
Fixed Income Fund*
State Street Bank Fixed Income Fund	20,133 units	$ 20,133	$ 20,133
Balanced Growth Fund*
Life Solutions Balanced Growth Fund	425 units	$ 6,174	$ 8,092
S & P 500 Index Fund*
State Street Bank Flagship S & P 500 Index Fund	106 units	$ 19,013	$ 26,367
Matrix Equity Fund*
State Street Bank Matrix Stock Fund	983 units	$ 13,768	$ 20,922
MTI Common Stock Fund*
Minerals Technologies Inc. Common Stock	569 units	$ 20,386	$ 22,808
Pfizer Common Stock Fund
Pfizer Inc. Common Stock	3,268 units	$ 5,837	$105,991
International Fund*
State Street Bank Daily Activity International Fund	58 units	$ 692	$ 867
Mutual Fund Window
Self-Managed Brokerage Account	197 units	$ 3,076	$ 3,492
Participant Loan Fund*
Participant Loans	2,981 units	$ 2,981	$ 2,981

Total Investments		$ 92,060	$211,653

* Parties in interest.

See accompanying independent auditors' report.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

For the year ended December 31, 1999
(in thousands, except for number of transactions)

	Sales

Description	Number	Proceeds	Cost	Net Gain

Series of Transactions:
Pfizer Common Stock Fund
Pfizer Inc Common Stock	16	$13,415	$572	$12,843

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Neil M. Bardach
Neil M. Bardach
Vice President - Finance and Chief Financial Officer;
Treasurer (principal financial officer)
Member, Savings and Investment Plan Committee

Date: May 31, 2000